Zarlink Chief Financial Officer Steps Down

OTTAWA, CANADA, April 22, 2009 – Zarlink Semiconductor Inc. (TSX:ZL) today announced that Senior Vice President, Finance and Chief Financial Officer Scott Milligan has resigned to pursue another business opportunity in the Toronto area.

Mr. Milligan joined Zarlink in May 2003. He will remain with the company until mid-June to ensure a smooth transition. The company has initiated a search to fill the position, and will announce Mr. Milligan’s replacement in due course.

“Scott made a significant contribution to Zarlink, and I want to thank him for his financial insight and guidance,” said Kirk Mandy, President and CEO, Zarlink Semiconductor. “As a member of the executive management team, Scott played an important role in helping Zarlink narrow its product focus and exit non-core businesses in order to return to profitability. The entire Zarlink team wishes him the best as he takes on new challenges.”

“I remain confident in Zarlink’s future, due in part to the Finance organization’s ability to improve internal controls and help reduce operating costs,” said Mr. Milligan. “I want to thank my colleagues for their teamwork and support over the past six years, and look forward to pursuing a new challenge.”

About Zarlink Semiconductor
For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company’s success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company’s web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to integrate any business, technologies, product lines or services that we have or will acquire; our dependence on revenue generation from our legacy products in order to fund development of our new products; current market conditions, including the lack of liquidity in the markets and economic slowdown, may increase our operating costs or reduce our revenue, thereby negatively impacting our operating results; our ability to operate profitably and generate positive cash flows in the future; the impact of the current economic crisis on our suppliers and customers and our ability to transfer parts to other suppliers; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; our substantial indebtedness could adversely affect our financial position; the cost and accounting implications of compliance with new accounting standards; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

For further information:

Ed Goffin
Media Relations and Investor Relations
613 270-7112
edward.goffin@zarlink.com